UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY

”VIMPEL-COMMUNICATIONS”

(Registrant)

Date:	September 16, 2005	By:	/s/ Alexander V. Izosimov

		Name:	Alexander V. Izosimov

		Title:	Chief Executive Officer and General Director

REPORT ON THE RESULTS OF THE VOTE

of the Rescheduled Extraordinary General Shareholders Meeting

of Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, bldg. 14, Moscow, 127083, Russian Federation

(Protocol No. 37 of September 14, 2005)

The Rescheduled Extraordinary General Shareholders Meeting (hereinafter, the “REGSM” or the “Rescheduled Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom” or the “Company”) was held on September 14, 2005 by the decision of Eco Telecom Limited acting under the powers of attorney for and on behalf of BNY Clearing International Nominees Limited, holder of 12,563,782 common shares and 6,426,600 preferred shares of “A” type representing in total 32.9% of the voting shares of the Company.

The Rescheduled Meeting was conducted in the form of a meeting with an option to vote on the item of the agenda by sending to the Company the completed voting ballots.

The Rescheduled Meeting was held at 10 Ulitsa 8 Marta, bldg. 14, Moscow, Russian Federation.

The total number of votes held by the shareholders that participated in the Rescheduled Meeting was 46 066 300, constituting 79.83% of the total number of votes held by the shareholders – holders of shares of the Company’s voting stock. There were no invalid ballots.

The Rescheduled Meeting had a quorum.

Chairman of the Rescheduled Meeting – member of the Board of Directors, CEO of Alfa Telecom and representative of Eco Telecom Limited -Alex Reznikovich.

Secretary of the Rescheduled Meeting – Secretary of the Board of Directors – Ms. K. Dashko.

The agenda of the Rescheduled Meeting:

1.	Approval of an interested-party transaction whose object is assets having value in excess of 2% of the balance sheet value of the assets owned by Open Joint Stock Company “VimpelCom” (“VimpelCom”), namely, an acquisition by VimpelCom of 100% of the shares in Closed Joint Stock Company “Ukrainian Radio Systems” (“ZAO “URS”“) from the following sellers: Karino Trading Ltd, LLC “Songo”, Occidental Management Co. Limited, Varkedge Limited, Ravenscroft Holdings Limited, Express Times Limited, LLC “Tehspetsmontazh”, LLC “Rapit”, LLC “Mitsar”, LLC “Veltex” and/or Ballioti Enterprises Ltd., Athina Investments Ltd., Maktol Management Ltd., Newell Industries Ltd. as well as Mordechai Korf and/or their affiliates and/or subsidiaries (depending on the structure of ownership of the shares in ZAO “URS”) (the “Sellers”) at a price to be determined pursuant to the requirements set out in Article 83(7) of the Federal Law “On Joint Stock Companies” No. 208-FZ dated 26 December 1995 (as amended) (“JSC Law”) and under other material terms and conditions which have been, along with the transaction price, agreed by and between the management of VimpelCom and the Sellers and are set out in the Option Agreement.

The following decision has been made by the Rescheduled Meeting on the agenda Item:

Item No. 1: Approval of an interested-party transaction whose object is assets having value in excess of 2% of the balance sheet value of the assets owned by Open Joint Stock Company “VimpelCom” (“VimpelCom”), namely, an acquisition by VimpelCom of 100% of the shares in Closed Joint Stock Company “Ukrainian Radio Systems” (“ZAO “URS”“) from the following sellers: Karino Trading Ltd, LLC “Songo”, Occidental Management Co. Limited, Varkedge Limited, Ravenscroft Holdings Limited,

Express Times Limited, LLC “Tehspetsmontazh”, LLC “Rapit”, LLC “Mitsar”, LLC “Veltex” and/or Ballioti Enterprises Ltd., Athina Investments Ltd., Maktol Management Ltd., Newell Industries Ltd. as well as Mordechai Korf and/or their affiliates and/or subsidiaries (depending on the structure of ownership of the shares of ZAO “URS”) (the “Sellers”) at a price to be determined pursuant to the requirements set out in Article 83(7) of the Federal Law “On Joint Stock Companies” No. 208-FZ dated 26 December 1995 (as amended) (“JSC Law”) and under other material terms and conditions which have been, along with the transaction price, agreed by and between the management of VimpelCom and the Sellers and are set out in the Option Agreement.

The results of the vote on the first item:

The number of votes in respect of this Item held by persons who are disinterested in the performance of the transaction by the Company and are included in the list of those entitled to participate in the Rescheduled Meeting is 57 707 622.

The number of votes held by persons, disinterested in the performance of the transaction by the Company, who participated in the Rescheduled Meeting, is 46 066 300.

Quorum is present.

For	Against	Abstained
29 517 354	16 082 984	465 962

The decision taken:

To approve the interested-party transaction whose object is assets having value in excess of 2% of the balance sheet value of the assets owned by VimpelCom, namely, the acquisition by VimpelCom of 100% of the shares in ZAO “URS” from the following Sellers: Karino Trading Ltd, LLC “Songo”, Occidental Management Co. Limited, Varkedge Limited, Ravenscroft Holdings Limited, Express Times Limited, LLC “Tehspetsmontazh”, LLC “Rapit”, LLC “Mitsar”, LLC “Veltex” and/or Ballioti Enterprises Ltd., Athina Investments Ltd., Maktol Management Ltd., Newell Industries Ltd. as well as Mordechai Korf and/or their affiliates and/or subsidiaries (depending on the structure of ownership of the shares in ZAO “URS”) at the price determined pursuant to the requirements set out in Article 83(7) of the JSC Law and under other material terms and conditions which have been, along with the transaction price, agreed by and between the management of VimpelCom and the Sellers and are listed in the Option Agreement with Schedules dated 18 February 2005 entered into by and between VimpelCom and the Sellers.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 249 dated September 13, 2005): Kuzin Maxim Yevgenyevich (chairman), Gorbov Vladimir Valeryevich (secretary), and Tatarintseva Olga Vitalyevna (member).

Chairman of the Rescheduled Meeting	Alex Reznikovich

Secretary of the Rescheduled Meeting	Karina Dashko

September 14, 2005